MADISON RIVER COMMUNICATIONS CORP.

103 South Fifth Street

Mebane, North Carolina 27302

April 30, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Madison River Communications Corp.—Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-138039)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), Madison River Communications Corp. (the “Company”) hereby applies for withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-138039), including all amendments and exhibits thereto (the “Registration Statement”), relating to the proposed offering by the Company of common stock.

The Company is requesting withdrawal of the Registration Statement because it has decided not to effect the public offering of common stock for which the Registration Statement was filed. The Company’s Registration Statement has not been declared effective by the Securities and Exchange Commission (the “Commission”), and no sales of the securities have been made pursuant to the Registration Statement.

Accordingly, the Company hereby respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. The Company also requests in accordance with Rule 457(p) under the Act that all fees paid by the Company to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use by the Company. Please fax a copy of the written order as soon as it is available to the Company, Attention: John R. Whitener at (919) 563-4993, and to the attention of the Company’s counsel, Gary P. Cullen of Skadden, Arps, Slate, Meagher & Flom LLP, at (312) 407-0411. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted on the date that it is filed with the Commission unless, within fifteen (15) days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions with respect to this matter, please call Mr. Cullen at (312) 407-0680 or Mr. Whitener at (919) 563-8374. Thank you for your assistance in this matter.

Very truly yours,

MADISON RIVER COMMUNICATIONS CORP.

By:	/s/ John R. Whitener
Name:	John R. Whitener
Title:	Vice President and Treasurer